UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

KAIBO FOODS COMPANY LIMITED
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

48300L 10 9
(CUSIP Number)

Mitchell S. Nussbaum, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 (212) 407-4159
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 11 Pages)

_______________________

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 48300L 10 9	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON KAI BO HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,493,475
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,493,475
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,493,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96%*
14	TYPE OF REPORTING PERSON CO

* Based on the beneficial ownership of 3,285,007 shares of Common Stock of the Reporting Person issued and outstanding as of March 24, 2011, the Reporting Person beneficially owns approximately 96% of the issued and outstanding Common Stock of the Issuer, giving effect to the issuance of shares pursuant to the Agreement and Plan of Reorganization dated as of October 21, 2010 between the Company and certain of the beneficial owners named herein.

CUSIP No. 48300L 10 9	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON ELEGANT CENTURY INVESTMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,493,475
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,493,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,493,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96%*
14	TYPE OF REPORTING PERSON CO

* Based on the beneficial ownership of 3,285,007 shares of Common Stock of the Reporting Person issued and outstanding as of March 24, 2011, the Reporting Person beneficially owns approximately 96% of the issued and outstanding Common Stock of the Issuer, giving effect to the issuance of shares pursuant to the Agreement and Plan of Reorganization dated as of October 21, 2010 between the Company and certain of the beneficial owners named herein.

CUSIP No. 48300L 10 9	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON KAI BO INTERNATIONAL LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,493,475
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,493,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,493,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96%*
14	TYPE OF REPORTING PERSON CO

* Based on the beneficial ownership of 3,285,007 shares of Common Stock of the Reporting Person issued and outstanding as of March 24, 2011, the Reporting Person benefically owns approximately 96% of the issued and outstanding Common Stock of the Issuer, giving effect to the issuance of shares pursuant to the Agreement and Plan of Reorganization dated as of October 21, 2010 between the Company and certain of the beneficial owners named herein.

CUSIP No. 48300L 10 9	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Joanny Kwok
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,493,475
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,493,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,493,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96%*
14	TYPE OF REPORTING PERSON IN

*Based on the beneficial ownership of 3,285,007 shares of Common Stock of the Reporting Person issued and outstanding as of March 24, 2011, the Reporting Person beneficially owns approximately 96% of the issued and outstanding Common Stock of the Issuer, giving effect to the issuance of shares pursuant to the Agreement and Plan of Reorganization dated as of October 21, 2010 between the Company and certain of the beneficial owners named herein.

CUSIP No. 48300L 10 9	13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Jacky Kwok
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,493,475
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,493,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,493,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96%*
14	TYPE OF REPORTING PERSON IN

*Based on the beneficial ownership of 3,285,007 shares of Common Stock of the Reporting Person issued and outstanding as of March 24, 2011, the Reporting Person beneficially owns approximately 96% of the issued and outstanding Common Stock of the Issuer, giving effect to the issuance of shares pursuant to the Agreement and Plan of Reorganization dated as of October 21, 2010 between the Company and certain of the beneficial owners named herein.

CUSIP No. 48300L 10 9	13D	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Lam Yukang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,493,475
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,493,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,493,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96%*
14	TYPE OF REPORTING PERSON IN

*Based on the beneficial ownership of 3,285,007 shares of Common Stock of the Reporting Person issued and outstanding as of March 24, 2011, the Reporting Person beneficially owns approximately 96% of the issued and outstanding Common Stock of the Issuer, giving effect to the issuance of shares pursuant to the Agreement and Plan of Reorganization dated as of October 21, 2010 between the Company and certain of the beneficial owners named herein.

CUSIP No. 48300L 10 9	13D	Page 8 of 12 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), Kaibo Foods Company Limited, a Nevada corporation (the “Company” or the “Issuer”).  The address of the Issuer’s principal executive office is Rm. 2102 F&G, Nan Fung Centre, 264-298 Castle Peak Road, Tsuen Wan, N.T., Hong Kong.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by:

(i) Kai Bo Holdings Limited, a company incorporated in Bermuda (“Kai Bo”);

(ii) Kai Bo International Limited, a company incorporated in the British Virgin Islands (“Kai Bo International”);

(ii) Elegant Century Investment Limited, a company incorporated in Hong Kong (“Elegant Century”); and

(iv) Joanny Kwok (“Ms. Kwok), Jacky Kwok (“Mr. Kwok”) and Lam Yukang (“Ms. Lam”), each of whom is a citizen of the People’s Republic of China.  By virtue of the collective ability of Ms. Kwok, Mr. Kwok and Ms. Lam to direct Kai Bo International, which together with Elegant Century has the ability to direct Kai Bo through their ownership of a majority of Kai Bo’s outstanding shares, with regards to decisions concerning the Common Stock owned of record by Kai Bo, each of Kai Bo International, Ms. Kwok, Mr. Kwok, Ms. Lam and Elegant Century may be deemed to be a beneficial owner having the power to direct the voting and disposition of the Common Stock held or controlled by Kai Bo.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the Reporting Persons’ principal business is Rm. 2102 F&G, Nan Fung Centre, 264-298 Castle Peak Road, Tsuen Wan, N.T., Hong Kong.

(c) The principal business of Kai Bo, Elegant Century and Kai Bo International is general and management services, whereby each of Ms. Kwok, Mr. Kwok and Ms. Lam is a businessperson.

(d) During the past five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

Kai Bo acquired the shares of the Issuer’s Common Stock pursuant to the terms of an Agreement and Plan of Reorganization dated October 21, 2010 (the “Exchange Agreement”) by and among the Company, Hong Kong Waibo International Limited, a Hong Kong corporation (“Waibo”), the holders of all outstanding shares of Waibo (the “Waibo Shareholders”) and Orion Investment Inc. (the “Company Principal Shareholder”).  Under the Exchange Agreement, the Issuer acquired all of the outstanding shares of Waibo (the “Waibo Shares”) from the Waibo Shareholders and the Waibo Shareholders transferred all of the Waibo Shares to the Issuer. In exchange, the Issuer agreed to issue to the Waibo Shareholders or their designee, an aggregate of 22,493,475 shares of our common stock (the “Exchange Shares”), equal to 96% of all of our shares after giving effect to the conversion of an outstanding convertible note of the Company held by Millennium Capital, Inc., in the principal amount of $25,000 (the “Convertible Note”), which such note is convertible into 586,804 shares of our common stock.   On the closing date, the Issuer did not have sufficient authorized shares to complete the issuance of the entire amount of Exchange Shares and shares issuable pursuant to the Convertible Note, so only 2,361,716 shares were issued to Kai Bo, as the designee of the Waibo Shareholders at the closing, and no shares were issued to the holder of the Convertible Note. On March 15, 2011, the Company effectuated an amendment to its Articles of Incorporation to increase its authorized share capital. The Company is in the process of issuing the remaining 20,131,759 shares to the Waibo Shareholders, or to Kai Bo as their designee, as well as 586,804 shares to the holder of the Convertible Note.

CUSIP No. 48300L 10 9	13D	Page 9 of 12 Pages

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 22, 2010 and is incorporated herein by reference.

Item 4. Purpose of Transaction.

The purpose of the Exchange Agreement was for the Company to obtain 100% ownership of Waibo, which has business operations in China, and for the Waibo Shareholders, or their designee, inclusive of the Reporting Persons, to obtain an 96% controlling interest in the Company.

At the date of this Schedule 13D, the Reporting Persons, except as set forth in this Schedule 13D, do not have any plans or proposals which would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

CUSIP No. 48300L 10 9	13D	Page 10 of 12 Pages

Item 5. Interest in Securities of the Company.

(a) The approximate aggregate percentage of Issuer’s Common Stock reported beneficially owned by the Reporting Persons herein is based on the number of 3,285,007 issued and outstanding shares of Common Stock of the Company as of March 24, 2011, resulting in the Reporting Persons beneficially owning approximately 96% of the issued and outstanding Common Stock of the Issuer.

(b) The Reporting Persons beneficially own an aggregate of 22,493,475 Shares in which they have the shared power to vote or direct to vote, and the shared power to dispose of or direct the disposition of representing in the aggregate beneficial ownership of approximately 96% of the total issued and outstanding shares of Common Stock of the Company.  Although Kai Bo International, Elegant Century, Ms. Kwok, Mr. Kwok and Ms. Lam directly own none of the Company’s Common Stock, they may be deemed beneficial owners of the Exchange Shares pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(c) Other than the acquisition of the Exchange Shares reported in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d) To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.:(1)	Title:
2.1	Agreement and Plan of Reorganization dated October 21, 2010
(1) Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K filed with the SEC on October 22, 2010.

In addition, the agreement of the Reporting Persons to file this statement jointly is attached hereto as Exhibit A.

CUSIP No. 48300L 10 9	13D	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2011

KAI BO HOLDINGS LIMITED,

By:	/s/ Joanny Kwok
Name:	Joanny Kwok
Title:	Director

KAI BO INTERNATIONAL LIMITED,

By:	/s/ Joanny Kwok
Name:	Joanny Kwok
Title:	Director

ELEGANT CENTURY INVESTMENT LIMITED

By:	/s/ Joanny Kwok
Name:	Joanny Kwok
Title:	Director

/s/ Joanny Kwok
Name:	Joanny Kwok

/s/ Jacky Kwok
Name:	Jacky Kwok

/s/ Lam Yukang
Name:	Lam Yukang

CUSIP No. 48300L 10 9	13D	Page 12 of 12 Pages

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.  For that purpose, Joanny Kwok, Jacky Kwok, Lam Yukang and Kai Bo International Limited hereby constitutes and appoints Kai Bo Holdings Ltd., a Bermuda company, as his or her true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: April 7, 2011

KAI BO HOLDINGS LIMITED,

By:	/s/ Joanny Kwok
Name:	Joanny Kwok
Title:	Director

KAI BO INTERNATIONAL LIMITED,

By:	/s/ Joanny Kwok
Name:	Joanny Kwok
Title:	Director

ELEGANT CENTURY INVESTMENT LIMITED

By:	/s/ Joanny Kwok
Name:	Joanny Kwok
Title:	Director

/s/ Joanny Kwok
Name:	Joanny Kwok

/s/ Jacky Kwok
Name:	Jacky Kwok

/s/ Lam Yukang
Name:	Lam Yukang